HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司
(Incorporated in Bermuda with limited liability)

82-3638

<u>BY AIRMAIL</u>

05013546

Date: 14 December 2005

Office of International Corporate Finance
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC 20549
U.S.A.

SUPPL

Dear Sirs,

<u>HANNY HOLDINGS LIMITED - ISIN US 41068T2087</u>

Attached please find the following documents of Hanny Holdings Limited for filing under the ISIN US 41068T2087:-

(1) announcement in respect of appointment of independent non-executive director dated 12 December 2005; and
(2) announcement in respect of interim results for the period ended 30 September 2005.

Thank you for your attention.

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED

Florence Kam
Company Secretary

Encls

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 275)

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The board of Directors of Hanny Holdings Limited is pleased to announce that Mr. Sin Chi Fai has been appointed as an independent non-executive director of the Company and a member of the Audit Committee with effect from 12 December 2005.

The Board of Directors (the "Board") of Hanny Holdings Limited (the "Company") is pleased to announce that Mr. Sin Chi Fai has been appointed as an independent non-executive director and a member of the audit committee of the Company with effect from 12 December 2005.

Mr. Sin Chi Fai, aged 46, a director and a shareholder of a Singapore company engaged in the distribution of data storage media and computer related products in Asian countries. Mr. Sin obtained a diploma in Banking from The Hong Kong Polytechnic (now known as The Hong Kong Polytechnic University). He has over 10 years' experiences in banking field and has 10 years' sales and marketing experiences in information technology industries.

Mr. Sin is currently an independent non-executive director of China Strategic Holdings Limited (Stock Code: 235) and Wing On Travel (Holdings) Limited (Stock Code: 1189). He has been an independent non-executive director of Capital Estate Limited (Stock Code: 193) (resigned on 8 June 2005). The shares of all these companies are listed on The Stock Exchange of Hong Kong Limited. Save as disclosed, Mr. Sin does not have any directorship in any listed company in the past three years.

Mr. Sin was previously a director of a subsidiary in Singapore of the Company (the "Subsidiary") from 27 March 2002 to 12 January 2003 and was re-designated as an independent non-executive director from 13 January 2003 (on which date the shareholder of the Subsidiary has approved the Subsidiary to be deregistered) to 14 January 2004 (on which date the Subsidiary was struck off). Mr. Sin does not have any relationship with any directors, senior management or substantial shareholders or controlling shareholder of the Company. As at the date of this announcement, Mr. Sin does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service contract entered into between the Company and Mr. Sin but an appointment letter has been signed between Mr. Sin and the Company. He will hold office until the next general meeting of the Company and will be eligible for re-election at the meeting in accordance with the Bye-Laws of the Company. Mr. Sin will be entitled to an annual director's fee of Singapore dollars 10,000.00 for the performance of his duties as an independent non-executive director and a member of the audit committee of the Company (subject to review by the Board from time to time).

Save as disclosed above, there are no other matters in relation to the appointment of Mr. Sin that need to be brought to the attention of the shareholders of the Company.

The Board wishes to express its warmest welcome to Mr. Sin for joining the Company.

As at the date of this announcement, the Board comprises of:-

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

Independent Non-executive Directors:
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

By Order of the Board
Hanny Holdings Limited
Chan Kwok Keung, Charles
Chairman

Hong Kong, 12 December 2005

HANNY

VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 275)

ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2005

INTERIM RESULTS

The Board of Directors of Hanny Holdings Limited (the "Company") is pleased to announce the unaudited condensed consolidated financial statements of the Company and its subsidiaries (the "Group") for the six months ended September 30, 2005 together with comparative figures for the corresponding period in 2004 as follow:

Condensed Consolidated Income Statement
For the six months ended September 30, 2005

	NOTES	Six months ended September 30, 2005 HK$'000 (Unaudited)	2004 HK$'000 (Unaudited and restated)
Turnover	3	2,802,524	2,722,355
Cost of sales		(2,171,743)	(2,157,771)
Gross profit		630,781	564,584
Other operating income		41,611	43,682
Distribution and selling expenses		(396,653)	(334,310)
Administrative expenses		(118,004)	(151,275)
Other operating expenses		(18,461)	(4,948)
Change in fair value of conversion option of unlisted convertible notes		15,568	–
Finance costs		(24,140)	(9,340)
Share of results of associates		(24,126)	(30,448)
Amortization of goodwill arising on acquisition of associates		–	(14,045)
Impairment loss on goodwill arising on acquisition of an associate		(14,391)	–
Gain on disposal of subsidiaries		4,276	–
Net loss on deemed disposals of shareholdings in associates		–	(11,400)
Profit before income tax	4	96,461	52,500
Income tax expense	5	(48,428)	(67,670)
Profit (loss) for the period		48,033	(15,170)
Attributable to:			
Equity holders of the parent		16,388	(25,032)
Minority interests		31,645	9,862
		48,033	(15,170)
Dividend	6	13,418	11,193
Earnings (loss) per share	7		
Basic		HK7.33 cents	HK(13.42) cents
Diluted		HK6.72 cents	N/A

Condensed Consolidated Balance Sheet
At September 30, 2005

	September 30, 2005 HK$'000 (Unaudited)	March 31, 2005 HK$'000 (Audited and restated)
Non-current Assets		
Property, plant and equipment	73,077	70,557
Intangible assets	400,973	401,383
Interests in associates	645,107	635,729
Investments in securities	–	123,534
Available-for-sale investments	690,429	–
Payments for acquisition of long term investments	150,175	35,000
Deferred tax assets	21,951	18,418
	1,981,712	1,284,621
Current Assets		
Other asset	–	108,000
Inventories	1,085,959	587,078
Trade and other receivables	776,401	766,277
Investments held for trading	201,216	–
Investments in securities	–	144,435
Short-term loan receivables	258,778	111,851
Short-term loan receivables from related companies	182,077	224,233
Margin loan receivables	24,753	30,586
Tax recoverable	22,527	19,855
Pledged bank deposit	20,244	20,014
Bank balances and cash	26,368	359,603
	2,598,323	2,371,932
Current Liabilities		
Trade and other payables	1,180,334	1,011,814
Margin loan payables	150	253
Bills payable	–	3,644
Tax payable	48,948	91,420
Borrowings – due within one year	625,593	85,881
Obligations under finance leases – due within one year	–	462
Bank overdrafts	18,380	46,978
	1,873,405	1,240,452
Net Current Assets	724,918	1,131,480
Total Assets Less Current Liabilities	2,706,630	2,416,101
Non-current Liabilities		
Borrowings – due after one year	382,250	157,470
Amount due to a minority shareholder	–	2,526
Deferred tax liabilities	114	114
	382,364	160,110
Total Assets and Liabilities	2,324,266	2,255,991
Capital and Reserves		
Share capital	2,236	2,236
Reserves	1,836,935	1,804,138
Equity attributable to equity holders of the parent	1,839,171	1,806,374
Minority Interests	485,095	449,617
Total equity	2,324,266	2,255,991

Notes To The Condensed Consolidated Financial Statements
For the six months ended September 30, 2005

1. **BASIS OF PREPARATION**

The condensed consolidated financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and with Hong Kong Accounting Standard 34 "Interim Financial Reporting", issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

2. **PRINCIPAL ACCOUNTING POLICIES**

The condensed consolidated financial statements have been prepared under the historical cost convention as modified for the revaluation of certain properties and financial instruments, which are measured at revalued amounts or fair value, as appropriate.

The accounting policies used in the condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended March 31, 2005 except as described below.

In the current period, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards "(HKASs") and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the HKICPA that are effective for accounting periods beginning on or after January 1, 2005. The application of the new HKFRSs has resulted in a change in the presentation of the income statement, balance sheet and the statement of changes in equity. In particular, the presentation of minority interests and share of tax of associates have been changed under HKAS 1 "Presentation of Financial Statements" and HKAS 27 "Consolidated and Separate Financial Statements", respectively. The changes in presentation have been applied retrospectively.

(Page 2)

The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas:

(a) HKFRS 3 "Business Combinations"
(b) HKAS 32 "Financial Instruments: Disclosure and Presentation"
(c) HKAS 39 "Financial Instruments: Recognition and Measurement"
(d) HKAS 38 "Intangible Assets"

3. SEGMENT INFORMATION

Business Segments

The Group is organized into four (Six months ended September 30, 2004: four) business segments, namely trading of computer related products, consumer electronic products and securities and property development and trading. These divisions are the bases on which the Group reports its primary segment information.

Principal activities are as follows:

Trading of computer related products

Trading of consumer electronic products

Trading of securities

Property development and trading

Six months ended September 30, 2005

	Trading of computer related products *HK$'000*	Trading of consumer electronic products *HK$'000*	Trading of securities *HK$'000*	Property development and trading *HK$'000*	Consolidated *HK$'000*
Turnover	1,898,845	670,944	113,935	118,800	2,802,524
Segment result	89,572	13,124	18,694	10,795	132,185
Interest income					20,736
Unallocated corporate income, net					1,921
Finance costs					(24,140)
Share of results of associates					(24,126)
Impairment loss on goodwill arising on acquisition of an associate					(14,391)
Gain on disposal of subsidiaries					4,276
Profit before income tax					96,461
Income tax expense					(48,428)
Profit for the period					48,033

Six months ended September 30, 2004

	Trading of computer related products *HK$'000*	Trading of consumer electronic products *HK$'000*	Trading of securities *HK$'000*	Property development and trading *HK$'000*	Consolidated *HK$'000* (Restated)
Turnover	1,807,432	913,616	1,307	–	2,722,355
Segment result	96,648	14,824	10,409	(56)	121,825
Interest income					9,405
Allowances for short-term loans receivable					(3,469)
Unallocated corporate expenses, net					(10,028)
Finance costs					(9,340)
Share of results of associates					(30,448)
Amortization of goodwill arising on acquisition of associates					(14,045)
Net loss on deemed disposals of shareholdings in associates					(11,400)
Profit before income tax					52,500
Income tax expense					(67,670)
Loss for the period					(15,170)

4. PROFIT BEFORE INCOME TAX

	Six months ended September 30, 2005 *HK$'000*	2004 *HK$'000*
Profit before income tax has been arrived at after charging (crediting):		
Allowance for bad and doubtful debts	1,668	7,198
Amortization of goodwill (included in administrative expenses)	–	13,347
Amortization of trademark licenses and patent (included in administrative expenses)	403	12,186
Depreciation and amortization on property, plant and equipment	6,466	9,032
Share the tax of associates (included in share of result of associates)	1,029	1,320
Exchange losses	11,711	838
Loss on fair value changes on investments held for trading	18,461	–
Interest income	(20,736)	(9,405)
Net gain on trading of derivatives financial instruments	–	(15,100)
Net realized gain on disposal of listed securities investments	(21,008)	(257)
Net unrealized holding loss on other investments	–	4,948

5. INCOME TAX EXPENSE

	Six months ended September 30, 2005 *HK$'000*	2004 *HK$'000*
Current tax:		
Other jurisdictions	51,926	44,812
Deferred tax:		
Current period (credit) charge	(3,498)	22,858
	48,428	67,670

Income tax arising in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

No provision for Hong Kong Profits Tax was made for the period as the assessable profit of subsidiaries operated in Hong Kong was wholly absorbed by tax losses brought forward.

6. DIVIDEND

On July 22, 2005, a dividend of HK6 cents per share was declared to shareholders as a final dividend for the year ended March 31, 2005, amounting to HK$13,418,000.

The directors have resolved to declare an interim dividend of HK4 cents per share in cash with scrip option (Six months ended September 30, 2004: Nil) should be paid to the shareholders of the Company whose names appear on the Register of Members on January 4, 2006.

7. EARNINGS (LOSS) PER SHARE

The calculation of the basic and diluted earnings (loss) per share is based on the following data:

	Six months ended September 30, 2005 *HK$'000*	2004 *HK$'000*
Earnings (loss):		
Earnings (loss) for the purposes of basic and diluted earnings (loss) per share attributable to equity holders of the parent	16,388	(25,032)
Number of shares:	*'000*	*'000*
Number (Weighted average number) of ordinary shares for the purpose of basic earnings (loss) per share	223,628	186,553
Effect of dilutive potential ordinary shares on share options	20,311	
Weighted average number of ordinary shares for the purpose of diluted earnings (loss) per share	243,939	

The computation of diluted loss per share for the six months ended September 30, 2004 did not assume the exercise of the Company's outstanding share options because the exercise would result in a decrease in loss per share.

INTERIM DIVIDEND

The directors have resolved to declare an interim dividend of HK4 cents per share in cash with scrip option for the six months ended September 30, 2005 (9/30/2004: Nil) to those shareholders whose names appear on the Register of Members of the Company on January 4, 2006. The relevant dividend warrants or share certificates will be dispatched to shareholders on or around March 3, 2006.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Tuesday, January 3, 2006 to Wednesday, January 4, 2006, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the interim dividend, all completed share transfers forms, accompanied by the relevant share certificates, must be lodged with the Company's Hong Kong branch registrars, Secretaries Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:00 p.m. on Friday, December 30, 2005.

MANAGEMENT DISCUSSION AND ANALYSIS

Results and financial review

Results

For the period ended September 30, 2005, the Group's unaudited consolidated profit was HK$48.0 million (9/30/2004: loss of HK$15.1 million), which comprised of profit after operating income and expenses of HK$139.2 million (9/30/2004: HK$117.7 million), positive change in fair value of financial assets of HK$15.6 million (9/30/2004: Nil), finance costs of HK$24.1 million (9/30/2004: HK$9.3 million), share of net losses of associates of HK$24.1 million (9/30/2004: HK$30.4 million, as restated), gain on disposal of subsidiaries and associates of HK$4.2 million (9/30/2004: net loss of HK$11.4 million), impairment loss on goodwill arising on acquisition of an associate of HK$14.4 million (9/30/2004: Nil) and income tax expense of HK$48.4 million (9/30/2004: HK$67.7 million, as restated). In addition, there was amortization of goodwill arising on acquisition of associates of HK$14.0 million for the period ended September 30, 2004, whereas there was nil for the period ended September 30, 2005 as a result of the change in accounting policy.

Segment Results

For trading of computer related products, segment turnover amounted to HK$1,898.8 million, increased by HK$91.4 million (5.0%) and segment result recorded HK$89.6 million, decreased by HK$7.0 million (7.2%).

For trading of consumer electronic products, segment turnover amounted to HK$670.9 million, decreased by HK$242.7 million (26.5%) and segment result recorded HK$13.1 million, decreased by HK$1.7 million (11.5%).

For trading of securities, segment turnover amounted to HK$113.9 million, increased by HK$112.6 million (over 100%) and segment result recorded HK$18.6 million, increased by HK$8.2 million (78.8%).

For property development and trading, segment turnover amounted to HK$118.8 million, increased by HK$118.8 million (100%) and segment result recorded HK$10.7 million, increased by HK$10.8 million (over 100%).

This year, the Group still enjoyed steady growth without lowering gross profit margin. This sales growth was due to our persistent efforts to control cost on inventory pricing, our strong and extensive business network worldwide and promotional efforts made.

The results of the Group was critically turned from loss of HK$15.1 million for the period ended September 30, 2004 to profit of HK$48.0 million for the period by the reduction of amortization of goodwill arising on acquisitions of subsidiaries and associates during the period of approximately HK$39.1 million as compared to the period ended September 30, 2005 as a result of the change in accounting policy. Furthermore, the Group suffered less net losses under "Share of results of associates" during the period of HK$24.1 million, a decrease by HK$6.3 million (20.7%). In addition, the investment in unlisted convertible notes recorded an unrealized gain of HK$15.5 million.

Liquidity

Net bank and cash balances at September 30, 2005 decreased significantly to HK$28.2 million (3/31/2005: HK$332.6 million), accounting for 2.0% (3/31/2005: 23.7%) of the net tangible asset value of the Group. The cash was mainly used for daily operations and investments in unlisted convertible notes during the period. The current ratio of the Group at September 30, 2005 was 1.39 (3/31/2005: 1.91).

Financial Review

The net current assets of the Group at September 30, 2005 decreased by HK$406.6 million (35.9%) to HK$724.9 million (3/31/2005: HK$1,131.5 million).

Such decrease was mainly attributable to the decrease in bank balances and cash, other asset, investments, short-term loan receivables from related companies, margin loan receivables and net tax payable of HK$304.4 million, HK$108.0 million, HK$42.1 million, HK$5.7 million and HK$45.2 million, respectively, at period end as compared to the previous year, and offset by the increase in inventories, trade and other receivables, investments, short-term loan receivables, trade, bills and other payables and borrowings of HK$498.8 million, HK$10.1 million, HK$56.8 million, HK$146.9 million, HK$164.9 million and HK$539.3 million, respectively.

Other asset of HK$108.0 million as at March 31 2005 were fully disposed of at a consideration of HK$118.8 million during the period, with a profit of HK$10.7 million.

Inventories increased from HK$587.1 million as at March 31, 2005 to HK$1,085.9 million as at September 30, 2005. This was attributable to the increase in inventory levels of the subsidiaries in the United States and United Kingdom at period end, as management foresaw an increasing sales trend in the coming months. In addition, there was inventories buyback from a customer for conversion to consignment.

Trade and other receivables increased from HK$766.3 million as at March 31, 2005 to HK$776.4 million as at September 30, 2005. The number of days for debtors turnover remained steady from 38 days last year to 39 days in current period.

Trade and other payables increased from HK$1,011.8 million as at March 31, 2005 to HK$1,180.3 million as at September 30, 2005. The number of day for creditors turnover decreased from 54 days last year to 45 days in current period. The decrease in creditors turnover days was mainly attributable to the early settlement of trade payables in lien of cash discount on goods purchased during the period.

At September 30, 2005, total borrowings of the Group amounted to HK$1,026.2 million (3/31/2005: HK$293.3 million), of which HK$382.2 million (3/31/2005: HK$160.0 million) were not repayable within one year. The borrowings included bank borrowings of HK$371.3 million (3/31/2005: HK$82.0 million), other loans of HK$636.5 million (3/31/2005: HK$161.3 million), overdrafts of HK$18.4 million (3/31/2005: HK$47.0 million). In addition, there were obligations under finance leases and amount due to a minority shareholder of HK$0.5 million and HK$2.5 million, respectively, as at March 31, 2005. The increase in borrowings was due to new borrowings totaled of HK$1,163.4 million obtained during the period for the purposes of investment and daily operation, but with the total repayment of only HK$430.5 million.

Interests in associates

At September 30, 2005, interests in associates amounted to HK$645.1 million (3/31/2005: HK$635.7 million, as restated), represented share of net assets of HK$604.1 million (3/31/2005: HK$581.0 million, as restated), goodwill on acquisition of an associate of HK$39.0 million (3/31/2005: HK$51.1 million), loan to an associate of HK$1.4 million (3/31/2005: HK$1.4 million) and amounts due therefrom of HK$0.6 million (3/31/2005: HK$2.2 million). The increase in balance was mainly due to the acquisition of additional equity interest in an associate of HK$24.1 million, currency translation loss of HK$8.8 million, share of associates' increase in other reserves and losses, of HK$32.6 million and HK$24.1 million, respectively, during the period. Furthermore, goodwill arising on acquisition of an associate was impaired by HK$14.4 million at period end.

Pledge of assets

At September 30, 2005, certain assets of the Group amounting to HK$1,386.9 million (3/31/2005: HK$240.2 million) were pledged to banks and financial institutions for loan facilities granted to the Group.

Gearing ratio

The gearing ratio (borrowings/shareholders' funds) at September 30, 2005 significantly increased to 55.9% (3/31/2005: 16.2%).

Exchange rate and interest rate risks exposure

Most of the Group's business transactions, assets and liabilities are denominated in Hong Kong Dollars and United States Dollars. The risk of foreign exchange fluctuation had not been significant to the Group. Interest rates of import loans are mainly referenced to LIBOR or HIBOR plus whereas that of bank and other loans are Prime plus. At the balance sheet date, the Group did not enter into any interest rate speculative and hedging contracts. However, the recent weakening of the Euro Dollars against United States Dollars would bring certain exchange losses to the European subsidiaries so far. In view of the possible persistent exchange losses, the Group will consider entering into hedging contracts to eliminate exposure to downside risks, whenever the Group and the concerned foreign subsidiaries think fit.

Contingent liabilities

At September 30, 2005, the Group has no contingent liabilities in relation to guarantees given to banks and other financial institutions for facilities granted to an outsider (3/31/2005: Nil).

Employees and remuneration policies

As at September 30, 2005, there were approximately 485 staff (3/31/2005: 500) employed by the Group. The remuneration policies are formulated on the basis of performance of individual employees and the prevailing salaries' trends in the various regions. They are subject to be reviewed every year. The Group also provided employee training programs, mandatory provident fund scheme, medical insurance and discretionary bonus. Share options are awarded to employees on merit basis. However, no share options were granted during the period.

BUSINESS AND OPERATIONS REVIEW

Trading Operations Review

The Group continued to strengthen the market position in CD, DVD and USB Flash Category. In summary, the Memorex® brand awareness was growing to bring along with continuous growth in revenue and operating margins.

North America

Memorex® North America recorded record revenues and operating income in the first two quarters of Fiscal 2006. Growth in USB Flash and Accessories revenues were the primary drivers of the record revenues achieved during the period. Unit sales of USB Flash nearly tripled in FY06 providing over 150% revenue growth in the category. Revenue growth was also fueled by aggressive expansion of its sales of Accessories products with revenues growing by 22%. Media revenues were nearly flat from previous year as increased volumes were offset by decreased Average selling prices. In the United States, according to industry trade publications, Memorex® continues to be the American market leader in DVD sales with a 27% share and CDR sales with also a 32% share. We expect DVD volumes to grow substantially in fiscal 2006 while CDR volumes should continue to decline at single digit rates. We continue to expand our presence in Latin America through distribution channels and to explore new market opportunities in Canada. Memorex® continues to be the top brand among the largest retailers in North America. We currently have one or more of our products in 95% of the top twenty retailers in the United States.

Operating margins in North America also achieved record levels. The Company's global purchasing enabled us to improve our gross margins, which we continue to use to leverage our cost structure. We consolidated our Canadian operations into our U.S. operation has yielded operating efficiencies compared to prior year.

Europe

The European market continues to be challenging. CDR and DVD prices continue to come under pressure from a variety of competitors and directly from the disk manufacturers. In addition, levies in Italy and France have negatively impacted the retail demand for CDRs and DVDs as consumers look for alternative channels to purchase media and media alternatives such as MP3 players. On a positive note, The USB Flash business in Europe has grown by 57%. The Group has continued the successful strategy of supplying key retailers on a direct basis and is currently in more the half of the top European retailers.

Asia

The Asian market continues to be emerging. The revenue was slightly increased by 7%, which was originated by Japan market. Due to low margin in DVD recorders and keen competition in CD and DVD sector, the overall margin was dropped. Research has been made as to launching new products to leverage the Memorex® brand in Asia. The current strategy is to collaborate with more distributors over Asian countries, promote sales of the CDR & DVD and launch new products (like USB flash and Accessories) in line with that of the Group.

Business and Corporate Developments

Disposal of 15.3% interests in China Strategic Holdings Limited ("CSHL") & the acquisition of interests in Group Dragon Investments Limited ("GDI")

On March 10, 2005, the Company and PYI Corporation Limited (formerly known as Paul Y.-ITC Construction Holdings Limited) entered into a share sale agreement (the "Share Sale Agreement") with Nation Field Limited for the disposal of an approximately 15.3% interests in CSHL at the consideration of approximately HK$26 million ("Disposal"). The completion of the Disposal is subject to, among others, the group re-organization of CSHL ("CSHL Re-Organization"). Subject to, inter alia, the completion of the CSHL Re-Organization, the Company will make a voluntary offer to acquire all the issued shares in GDI which are not owned or agreed to be acquired by the Company (the "GDI Offer"). The ordinary resolution approving (i) the making of the GDI Offer (including the allotment and issue of the new shares under Option 1, and the issue of the bonds and the allotment and issue of the conversion shares under Option 2); and (ii) the Share Sale Agreement and the transactions contemplated thereunder was duly passed at the special general meeting of the Company held on 7 October 2005. Details of the aforesaid transaction are set out in the joint announcement of CSHL, the Company and other parties to the transaction dated April 19, 2005 and the circular of the Company dated September 14, 2005.

The transaction has not yet completed as at the date of this interim results announcement.

Subscription of convertible note of Cheung Tai Hong Holdings Limited ("CTH")

On April 20, 2005, Loyal Concept Limited, an indirect wholly-owned subsidiary of the Company, and CTH entered into a subscription agreement (the "CTH Subscription Agreement") to subscribe a zero coupon convertible note due 2010 of CTH in a principal amount of HK$450 million at an initial conversion price of HK$0.44 per conversion share subject to adjustments from time to time.

The subscription and the transactions contemplated under the CTH Subscription Agreement were approved by the shareholders in the special general meeting of the Company held on June 24, 2005 and the CTH Subscription Agreement was completed on August 11, 2005. Details of the transaction are set out in the circular of the Company dated June 7, 2005.

The underwriting agreement and subscription of convertible note of See Corporation Limited (formerly known as Ruili Holdings Limited) ("See Corp")

On April 21, 2005, the Company, See Corp and Tai Fook Securities Company Limited entered into an underwriting agreement, pursuant to which, the maximum number of rights shares to be taken up by the Company was 320 million rights shares at a subscription price of HK$0.10 per rights share. On the same date, the Company and See Corp entered into a convertible note subscription agreement (the "See Subscription Agreement") to subscribe a zero coupon convertible note due 2010 of See Corp in a principal amount of HK$170 million at an initial conversion price of HK$0.12 per conversion share, subject to adjustments from time to time.

On July 22, 2005, the Company has subscribed 320 million rights shares of See Corp at HK$0.10 per rights share. The See Subscription Agreement was completed on August 10, 2005. Details of the transaction are set out in the circular of the Company dated May 24, 2005.

Subscription of convertible note of Wo Kee Hong (Holdings) Limited ("WKH")

On August 18, 2005, the Company and WKH entered into a convertible note subscription agreement (the "WKH Subscription Agreement") to subscribe the 7.25% convertible note due 2008 of WKH in a principal amount of HK$30 million at an initial conversion price of HK$0.10 per conversion share, subject to adjustments from time to time.

The WKH Subscription Agreement was completed on September 7, 2005. Details of the transaction are set out in the circular of the Company dated September 9, 2005.

OUTLOOK

The Group is well positioned to expand its presence around the globe. We believe that growth in the DVD segment will continue, and prices should stabilize. The overall CDR market will continue to decline for the foreseeable future. We continue to be the market share leader in CDR and DVD media in the United States and expect to leverage that position through expanded product offerings and expanded geographic distribution. In North America and Europe our goal is to expand the products sold within our existing retailers including an expanded accessories offerings, especially media products and USB Flash products. Now that we have achieved a sizable market share in USB Flash we will attempt to improve our margins in the category. Recent market studies indicate that consumers have significant recognition of the Memorex® brand in this segment of the market.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities during the six months ended September 30, 2005.

AUDIT COMMITTEE

The Audit Committee of the Company has reviewed with the management and the Company's auditors the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the unaudited financial statements for the six months ended September 30, 2005 on the basis that such review does not in itself constitute an audit. The Audit Committee is not aware of any material modifications that should have been made to the interim financial statements for the six months ended September 30, 2005. The Audit Committee, with written terms of reference in line with the code provisions set out in the Code on Corporate Governance Practices as stipulated in Appendix 14 to the Rules (the "Listing Rules") Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), currently comprise three independent non-executive directors, namely Mr. Kwok Ka Lap, Alva, Mr. Wong King Lam, Joseph and Mr. Sin Chi Fai.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 to the Listing Rules during the six months ended September 30, 2005 except for the following deviations:–

Code Provision A.2.1

Under the code provision A.2.1, the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. The Company does not at present have any officer with the title of "chief executive officer" ("CEO") but instead the duties of a CEO are performed by Dr. Yap, Allan, the Managing Director of the Company in the same capacity as the CEO of the Company.

Code Provision A.4.1

Under the code provision A.4.1, non-executive directors should be appointed for a specific term, subject to re-election. The current independent non-executive directors of the Company are not appointed for a specific term. However, all directors (including executive and non-executive) of the Company are subject to retirement by rotation at the annual general meeting in accordance with Bye-Law 87(2) of the Bye-Laws of the Company. As such, the Company considers that sufficient measures have been taken to ensure that the Company's corporate governance practices are no less exacting than those in the Code.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted the "Model Code for Securities Transactions by Directors of Listed Issuers" set out in Appendix 10 of the Listing Rules as its own code for dealing in securities of the Company by the directors (the "Model Code"). Having made specific enquiry of all directors of the Company, they have confirmed that they have complied with the required standard set out in the Model Code during the six months ended September 30, 2005.

PUBLICATION OF INTERIM RESULTS ON THE STOCK EXCHANGE'S WEBSITE

All the information of the interim results of the Group for the six months ended 30 September 2005 required by paragraphs 46(1) to 46(9) inclusive of Appendix 16 to the Listing Rules will be published on the Stock Exchange's website in due course.

On behalf of the Board
HANNY HOLDINGS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, December 13, 2005

As at the date of this announcement, the directors of the Company are as follows:–

Executive Directors:–
Dr. Chan Kwok Keung, Charles
Dr. Yap, Allan
Mr. Lui Siu Tsuen, Richard

Independent Non-Executive Directors:–
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai